Exhibit 3.1.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ORCHIDS PAPER PRODUCTS COMPANY

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is Orchids Paper Products Company.

2. The Certificate of Incorporation of the corporation is hereby amended by striking out Section 1 of Article Fourth thereof and by substituting in lieu of said Section the following new Section:

"1. AUTHORIZED STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 25,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock")."

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted at the annual meeting of the stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on June 19th, 2007

By /s/ Keith R. Schroeder
    Keith R. Schroeder
    Chief Financial Officer and Secretary